INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

February 19, 2021

VIA EDGAR

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Voya Mutual Funds

SEC File Nos. 033-56094; 811-07428

Dear Mr. Scott:

This letter responds to the comments provided to Jay Stamper, Paul Caldarelli, Gizachew Wubishet and Tracy Reed on February 2, 2021, by the Staff of the U.S. Securities and Exchange Commission ("Staff"), for Post-Effective Amendment No. 220 ("Amendment") to the Registration Statement of Voya Mutual Funds (the "Registrant"). The Amendment was filed on December 18, 2020 on Form N-1A. Our summary of the comments and our responses thereto are provided below.

The Registrant hereby acknowledge that certain of the Staff's non-fund/strategy-specific comments previously provided for other funds in the Voya fund complex may be applicable to the Amendments. To the extent that the Staff re-issues such previously issued comments, the Registrants hereby confirm their response to such comments as reflected in correspondence filed with the Staff at the time those comments were provided.

GENERAL COMMENTS - PROSPECTUS

1.	Comment:	The Staff requests that the first paragraph starting with "Beginning on January 1, 2021" on the cover of the prospectuses regarding annual and semi-annual reports for the Funds be updated.
	Response:	The Registrant has updated this disclosure.
2.	Comment:	The Staff requested that the Principal Risks section be prioritized in order of those most likely to adversely affect a Fund's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.
	Response:	The Registrant believes that the current risk disclosure, including the alphabetical ordering of the list of a Fund's principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund's portfolio "as a whole" is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Registrant believes that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which a Fund's portfolio as a whole is subject.

3.Comment: The Staff requested the Registrant remove columns prior to the first calendar year of operations for a Fund's performance in the "Calendar Year Total Returns" table.

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

February 19, 2021

Response: The Registrant respectfully declines to make this change. The performance table reflects a global format across the Voya Family of Fund's reports and, as it stands, is compliant with Form N-1A. The Registrant does not believe Form N-1A precludes this type of presentation and the Registrant also believes this presentation is further demonstrative as to the performance life of a Fund.

4.Comment: For the Prospectus, in the second paragraph of Class A and Class C Shares of How to Buy Shares, the Staff would like to know if this paragraph is still needed as it is for the conversion of Class C shares to Class A shares which occurred January 2, 2020.

Response: The Registrant has updated the language to remove the January 2, 2020 date.

FUND SPECIFIC COMMENTS - PROSPECTUS

Voya Multi-Manager International Equity Fund

5.	Comment:	In the first sentence of the 2nd paragraph of the Performance Information section, the Staff requests that the Registrant consider identifying the sub-adviser which was removed on July 27, 2020.
	Response:	The Registrant appreciates the Staff's comment but the Registrant believes that the disclosure is appropriate.

GENERAL COMMENTS -STATEMENT OF ADDITONAL INFORMATION

6.Comment: With respect to the language regarding Brexit which occurs in the Statements of Additional Information, the Staff would like the Registrant to consider if this language for Brexit is still needed or if updates are needed.

Response: The Registrant has updated this disclosure.

7.Comment: With respect to the disclosure regarding LIBOR which occurs in in the Statements of Additional Information, the state would like the Registrant to consider updating this disclosure.

Response:	The Registrant has updated this disclosure.

* * * * * * * * * * *

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

February 19, 2021

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649 or Jay Stamper at 480.477.2660.

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel Voya Investment Management

Attachment

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP